Exhibit 4.14

AMENDMENT TO COMMITMENT LETTER

This Amendment to Commitment Letter (this “Amendment”) is made and entered into effective as of September 19, 2024, by and between Marti Technologies, Inc., a Cayman Islands exempted company (f/k/a Galata Acquisition Corp.) (the “Company”) and Callaway Capital Management LLC (the “Subscriber”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Convertible Note Subscription Agreement (as defined below) or the Subscription Agreement Amendment (as defined below), as applicable.

WHEREAS, the Company and the Subscriber entered into that certain Convertible Note Subscription Agreement, dated May 4, 2023 (the “Convertible Note Subscription Agreement”), as amended by the Amendment No. 1 to Convertible Note Subscription Agreement dated January 10, 2024 (the “Subscription Agreement Amendment”);

WHEREAS, the Company and the Subscriber entered into that certain Commitment Letter, dated as of March 22, 2024, evidencing the Subscriber’s commitment to complete certain of its Subscription as set forth therein; and

WHEREAS, the Company and Subscriber desire to amend the Commitment Letter on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Commitment Letter, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Amendment. The parties hereby agree to amend the Commitment Letter as follows:

a.	Section 1 of the Commitment Letter is hereby deleted in its entirety and replaced with the following:

“1. Commitment. Notwithstanding anything to the contrary in the Convertible Note Subscription Agreement or the Amendment, or any operative subscription agreement providing for the subscription of Subscribed Notes, the Subscriber hereby agrees to (i) subscribe or cause its designee to subscribe for the Subscribed Notes in an aggregate principal amount of $7,500,000 (the “First Commitment Amount”) with the relevant Subscription Closing Date occurring on or before March 22, 2025 and being the fifth (5th) Business Day following the delivery of the related Subscription Closing Date Notice, (ii) subscribe or cause its designee to subscribe for the Subscribed Notes in an aggregate principal amount of $11,000,000 (the “Second Commitment Amount” and, together with the First Commitment Amount, the “Commitment Amount”) with the relevant Subscription Closing Date occurring on or before July 1, 2026 and being the fifth (5th) Business Day following the delivery of the related Subscription Closing Date Notice and (iii) timely deliver the relevant Purchase Price as described in Sections 2(b)-(c) of the Convertible Note Subscription Agreement or in accordance with the terms of any operative subscription agreement providing for the subscription of Subscribed Notes. For the avoidance of doubt, the aggregate principal amount of any Subscribed Notes that has been counted as a portion of the First Commitment Amount shall not be counted as a portion of the Second Commitment Amount. Further, Farragut Square Global Master Fund, LP (“Farragut”) is a private investment fund that holds a portfolio of liquid investment assets. The Subscriber is an SEC-registered investment adviser that has been appointed as the sole investment manager of Farragut (per the Investment Management and Services Agreement between the Subscriber and Farragut), which gives the Subscriber the unlimited discretionary authority to buy and sell the investment assets that are held in the Farragut portfolio, as well as the general authority to act on behalf of Farragut in any other capacity (including entering into a binding commitment to use Farragut’s investment capital for specified investments in the future).”

b.	The following is hereby added as Section 2 of the Commitment Letter and the original Section 2 of the Commitment Letter is hereby renumbered as Section 4.

“2. Equity Incentive. In connection with the payment of the Commitment Amount, or any portion thereof, on any Subscription Closing Date, the Company shall (i) reserve for issuance to the Subscriber a number of Class A Ordinary Shares of the Company, par value $0.0001 per share (“Ordinary Shares”), equal to twenty percent (20%) of the portion of the Commitment Amount paid on such Subscription Closing Date and (ii) issue to any party identified as a “Subscriber” in any purchase agreement providing for the subscription of Subscribed Notes a number of Ordinary Shares equal to ten percent (10%) of the portion of the Commitment Amount paid on such Subscription Closing Date (together with the Ordinary Shares described in clause (i) of this paragraph, the “Incentive Shares”), with each Incentive Share having a value of $1.65 per share. By way of example, upon the closing of the First Commitment Amount, the Company will (x) reserve 909,091 Incentive Shares for issuance to the Subscriber (($7,500,000 Commitment Amount * 20%) divided by $1.65 per share) and (y) issue to the party identified as a “Subscriber” in the relevant purchase agreement 454,545 Incentive Shares (($7,500,000 Commitment Amount * 10%) divided by $1.65 per share). Notwithstanding the foregoing, any Incentive Shares reserved for issuance on each Subscription Closing Date pursuant to clause (i) above shall not become issuable to the Subscriber unless and until the full Commitment Amount has been paid to the Company in accordance with the terms of this Amendment; provided, however, that in the event the Company terminates the Commitment Letter prior to the full payment of the Commitment Amount, any Incentive Shares reserved for issuance to the Subscriber pursuant to clause (i) above in connection with the payment of a portion of the Commitment Amount prior to such termination shall become issuable to Subscriber in accordance with the terms of the Convertible Note Subscription Agreement, or any operative subscription agreement providing for the subscription of Subscribed Notes.”

c.	The following is hereby added as Section 3 of the Commitment Letter.

“3. Extension of Option Exercise Period. The Company and the Subscriber hereby agree that Subscription End Date set forth in the Convertible Note Subscription Agreement, as amended by the Subscription Agreement Amendment, shall be further extended to July 1, 2027.

2. Miscellaneous. Sections 8(a), 8(d), 8(e), 8(o), 8(p), 8(q), 8(r) and 8(w) of the Convertible Note Subscription Agreement shall apply to this Amendment, mutatis mutandis. Except as expressly provided in this Amendment, all of the terms and provisions in the Commitment Letter, the Convertible Note Subscription Agreement and the Subscription Agreement Amendment are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Commitment Letter, the Convertible Note Subscription Agreement or the Subscription Agreement Amendment, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

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IN WITNESS WHEREOF, the parties have executed this Amendment to Commitment Letter as of the date first set forth above.

COMPANY

MARTI TECHNOLOGIES, INC.

By:	/s/ Cankut Durgun
	Name:	Cankut Durgun
	Title:	President and Director

[Signature Page to the Amendment to Commitment Letter]

SUBSCRIBER

CALLAWAY CAPITAL MANAGEMENT LLC

By:	/s/ Daniel Freifeld
	Name:	Daniel Freifeld
	Title:	Managing Member

[Signature Page to the Amendment to Commitment Letter]

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